Investment Advisory Agreement
Calvert Asset Management Company, Inc.
The Calvert Fund

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and The Calvert Fund ("TCF") dated March 1, 1999, with respect to Calvert Ultra-Short Floating Income Fund (the "Fund"), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert Ultra-Short Floating Income Fund: 0.30%

Date: June 7, 2006